UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            _________________________

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       or

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                       Commission File Number:  000-28600


A.   FULL TITLE OF THE PLAN:

     CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

     CCC INFORMATION SERVICES GROUP INC.
     World Trade Center Chicago
     444 Merchandise Mart
     Chicago, Illinois 60654-1005


                              REQUIRED INFORMATION


Financial Statements:
--------------------

1. Statements of Net Assets Available for Plan Benefits, at December 31, 2003 and 2002

2. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2003

3.   Supplemental Schedule - Schedule of  Assets (Held at End of Year)

Exhibit:
-------

Exhibit 23     Consent of PricewaterhouseCoopers LLP


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 13, 2004           CCC Information Services Group Inc.


                              By:  /s/Oliver G. Prince Jr.
                                   ---------------------------------------------
                                   Name:  Oliver G. Prince, Jr.
                                   Title:  Senior Vice President Human Resources

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(K) RETIREMENT SAVINGS &
INVESTMENT PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
INDEX
DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------------



                                                                             PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                            1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                    2

Statement of Changes in Net Assets Available for Benefits                          3

Notes to Financial Statements                                                    4-9

SUPPLEMENTARY SCHEDULE*

Schedule I:  Schedule H, line 4i - Schedule of Assets (Held at End of Year)       10


*NOTE: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of CCC Information Services 401(k) Retirement Savings & Investment Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefit, after the restatement described in Note 2, present fairly, in all material respects, the net assets available for benefits of CCC Information Services 401(k) Retirement Savings & Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with the accounting standards principles accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Chicago, Illinois
July 13, 2004

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



                                      2003          2002
                                                 (RESTATED)
ASSETS
Investments, at fair value         $29,217,488  $ 21,180,109
  Receivables
    Participant contributions          110,327         1,971
    Employer contributions             737,145     1,401,945
                                   -----------  ------------
        Total receivables              847,472     1,403,916
                                   -----------  ------------
LIABILITIES
Excess contributions payable           435,299             -
Payable to the Company                 137,000             -
                                   -----------  ------------
        Total payables                 572,299             -
                                   -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS  $29,492,661  $ 22,584,025
                                   ===========  ============


    The accompanying notes are an integral part of these financial statements

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------

ADDITIONS                                                                   (RESTATED)
Investment income (loss)
  Net realized and unrealized appreciation in fair value of investments   $ 4,461,996
  Interest and dividends                                                      384,327
                                                                          ------------
      Total investment gain                                                 4,846,323
                                                                          ------------
CONTRIBUTIONS
Participant                                                                 3,031,428
Employer                                                                      971,681
                                                                          ------------
      Total contributions                                                   4,003,109
                                                                          ------------
      Total additions                                                       8,849,432
                                                                          ------------
DEDUCTIONS
Distributions to participants                                              (1,803,796)
Distribution payable to the Company                                          (137,000)
                                                                          ------------
      Total deductions                                                     (1,940,796)
                                                                          ------------
Increase in net assets                                                      6,908,636
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                          22,584,025
                                                                          ------------
End of year                                                               $29,492,661
                                                                          ============


    The accompanying notes are an integral part of these financial statements

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     GENERAL
     The CCC Information Services Inc. ("the Company") 401(k) Retirement Savings & Investment Plan ("the Plan") is a defined contribution plan pursuant to
     Section 401(k) of the Internal Revenue Code ("IRC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     TRUSTEE
     The Company has appointed an officer of the Company as Trustee for the Plan.

     TRANSITION OF THIRD PARTY ADMINISTRATOR AND CUSTODIAN

     T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") performs certain third party administrator duties. The Company changed to T. Rowe Price from MFS Retirement Services, Inc. ("RSI"), a wholly owned subsidiary of Massachusetts Financial Services Company in December, 2003. The assets in all of the MFS funds were mapped to corresponding funds at T. Rowe Price, and a wire transmittal took place on December 16, 2003 to transfer all of the assets to the new funds.

     PARTICIPATION AND VESTING
     Generally, all employees of the Company who are not leased employees are eligible to participate if they are at least 21 years of age and are regularly scheduled to work more than 20 hours per week. Employees of the Company who are 21 years of age and are regularly scheduled to work 20 hours per week or less shall be eligible to participate upon completion of 1,000 hours of service during the 12 month period that begins on the date on which the employee first completes an hour of service. If an employee does not complete 1,000 hours of service during the initial 12-month period, subsequent eligibility periods will begin on each January 1 after that date. Participation may begin on the first day of each month. Participants are immediately vested in their voluntary contributions, pre-1999 matching contributions, Company profit sharing contributions and rollover contributions plus actual earnings (losses) thereon. Vesting of the remainder of the participants' accounts, which consists of post-1998 Company matching contributions and accumulated earnings (losses), is based on years of service. A year of service is any calendar year in which the employee completes 1,000 hours of service. A participant vests one-third for each year of service and, therefore is 100 percent vested after three years of service. Forfeitures from nonvested accounts are used to pay the Plan's administrative expenses and then to reduce future employer contributions. Unallocated forfeitures at December 31, 2003 and 2002 were $33,414 and $124,920, respectively. For the years ended December 31, 2003 and 2002, there were $137,000 and $44,650, respectively, of non-vested forfeitures used to reduce Company contributions.

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


     CONTRIBUTIONS
     Plan participants may contribute ("Participant Contributions") an amount ranging between 1% and 25% of eligible compensation into any of the Plan's established investment funds, as specified in the Plan agreement. Participant Contributions may be made from before-tax earnings, which have the effect of reducing current taxable earnings for federal income taxes. All Participant Contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. For the Plan years 2003 and 2002, the IRC limit on before-tax contributions was $12,000 and $11,000, respectively.

     The Company makes contributions ("Matching Contributions") equal to 50% of Participant Contributions, up to a maximum of 3% of the participant's eligible compensation. However, if the participant annual compensation is $33,400 or less, then the Matching Contribution will be 50% of Participant Contributions up to a total of $1,000 in Matching Contributions. Matching Contributions begin the next month after the participant's six month anniversary date.

     In addition, effective January 1, 2002, the Company, at its sole discretion, may make a discretionary contribution ("Profit Sharing Contribution") for any given Plan year. Any employee who has met the eligibility requirements for Plan participation will be eligible to receive a Profit Sharing Contribution, if any, provided that such employee is employed with the Company or any participating employer on the last day of the Plan year.

     To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits eligible compensation for purposes of determining Participant and Matching Contributions (collectively, "Contributions") to $200,000 for each of the Plan years ended December 31, 2003 and 2002.

     All contributions are subject to limitations imposed by the IRC and ERISA.

     PARTICIPANT NOTES RECEIVABLE
     The Plan provides for loans to participants in certain situations governed by the Plan's loan procedures. Loans to participants shall be the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within a five-year period, unless the loan is for acquisition of a primary residence, in which case it may be repaid over up to 30 years. A participant may have no more than two outstanding loans. The loan repayment terms and interest rates are approved by the Plan Trustee. Principal and interest on loans is paid ratably through monthly payroll deductions. At December 31, 2003, interest rates on participant loans range from 5.0% to 10.5%. The total number of participants with outstanding loans at December 31, 2003 and 2002 was 189 and 173, respectively.

     The Plan also provides for in-service distributions in certain hardship situations, including the purchase of a participant's primary residence, for payment of post-secondary education tuition, for the payment of certain medical expenses, and to prevent eviction or foreclosure from the participant's primary residence. Any loans or in-service distribution reduces participant investments in their respective selected Investment Funds.

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


     INVESTMENT OPTIONS
     The Plan allows participants to allocate their contributions to various investment options available under the Plan. These elections must be made in 1% increments. Participants are allowed to reallocate their entire account balances in multiples of 1% among the Plan's investment options.

     WITHDRAWALS
     The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or
     (7) there is a Qualified Domestic Relations Order issued by a court against the participant. In addition, participants who have attained age 59-1/2 may make a withdrawal from the portion of their account attributable to Participant Contributions.

     Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account. Participants may also elect to receive distribution in substantially equal annual installment payments. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

2.   RESTATEMENT OF FINANCIAL STATEMENTS

     The Plan has restated the Statement of Net Assets Available for Benefits for the year ended December 31, 2002 to reflect $699,427 of employer contributions receivable as a result of errors in the non-discrimination test for the years ended December 31, 1999, 2000, 2001 and 2002.

     The impact on the Statement of Net Assets Available for Benefits is as follows:

                                                            DECEMBER 31, 2002
                                                        ------------------------
                                                            AS
                                                        PREVIOUSLY       AS
                                                         REPORTED     RESTATED
     Employer contributions receivable                  $   702,518  $ 1,401,945
                                                        -----------  -----------
           Total contributions receivable               $   704,489  $ 1,403,916
                                                        ===========  ===========

     Net assets available for benefits                  $21,884,598  $22,584,025
                                                        ===========  ===========

     The new administrator performed the non-discrimination test for 1999 through 2002 and concluded the test had previously been performed incorrectly. The plan administrator will be filing the correction with the IRS under the Voluntary Correction Program, which allows the Plan to take corrective measures for the errors identified. The Company will contribute approximately $699,427 to the "non-highly compensated employees" (non-HCE's) in order to meet the non-discrimination test for the years 1999 through 2002.

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

     USE OF ESTIMATES
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME
     The Plan's investments are stated at fair value. Shares of registered investments companies are valued at net asset values. The Company stock is valued at quoted market prices. Stable value funds are valued at contract value. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The net appreciation or depreciation in the fair value of the Plan's investments, consists of realized and unrealized appreciation and depreciation for the specified period. Net unrealized appreciation or deprecation is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investments. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     EXPENSES OF THE PLAN
     The Company has paid expenses incurred by the Plan in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan.

     PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

4.   INVESTMENTS

     The investments reflected in the Statement of Net Assets Available for Benefits represent the total assets in the Trust at December 31, 2003 and 2002. The following tables present investments that represent 5 percent or more of the Plan's net assets, at fair value, at December 31:

                                                   2003        2002
     Massachusetts Investors Trust              $        -  $2,972,142
     MFS Institutional Fixed Fund                        -   2,886,340
     MFS Total Return Fund                               -   2,638,904
     MFS New Discovery Fund                              -   2,365,971
     Massachusetts Investors Growth Stock Fund           -   2,142,538
     MFS Bond Fund                                       -   2,012,298
     MFS Capital Opportunities Fund                      -   1,328,497
     American Funds Europacific Growth Fund      1,769,185   1,184,754
     T Rowe Price Stable Value Fund              3,080,582           -
     PIMCO Total Return Fund                     2,437,288           -
     T Rowe Price Balanced                       2,938,404           -
     T Rowe Price Dividend Growth Fund           5,770,013           -
     T Rowe Price Growth Stock Fund              4,561,046           -
     T Rowe Price New Horizons Fund              3,502,106           -
     CCC Company Stock                           1,525,862           -

     During 2003, the Plan's investments (including gains/(losses) on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

--------------------------------------------------------------------------------
Registered Investments              $ 4,619,861
--------------------------------------------------------------------------------
Common Stock                           (157,865)
--------------------------------------------------------------------------------
Net Appreciation                    $ 4,461,996
--------------------------------------------------------------------------------

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


5.   TAX STATUS

     The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 20, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan amendments do not alter the tax status of the Plan and the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   RELATED PARTY TRANSACTIONS

     The Plan investments at December 31, 2003 include shares of mutual funds managed by T. Rowe Price. Prior to December 15, 2003, certain Plan investments at December 31, 2002 were shares of mutual funds managed by MFS Investment Management, of which the previous plan administrator, MFS Retirement Services, Inc. is a subsidiary. The common stock of CCC Information Services Group Inc. is an investment of the Plan. CCC Information Services Inc., the sponsor of the Plan, is a wholly-owned subsidiary of CCC Information Services Group Inc. and therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services were nominal for the year ended December 31, 2003.

7.   EXCESS CONTRIBUTION PAYABLE

     In 2004, the Plan will refund to "highly compensated employees" (HCE's) their excess 2003 contributions. The highly compensated employees will be refunded their excess contributions of $383,523 plus approximate investment earnings of $51,776, which is recorded as a liability on the Statement of Net Assets Available for Benefits at December 31, 2003.

                              SUPPLEMENTAL SCHEDULE

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)
401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003     SCHEDULE I
--------------------------------------------------------------------------------------


                                                DESCRIPTION OF       COST    CURRENT
                                                 INVESTMENTS                  VALUE
  *  T Rowe Price Stable Value Fund              Mutual Fund               $ 3,080,582
     PIMCO Total Return Fund                     Mutual Fund                 2,437,288
  *  T Rowe Price Balanced                       Mutual Fund                 2,938,404
  *  T Rowe Price Equity Index Trust Fund        Mutual Fund                   733,482
  *  T Rowe Price Equity Income Fund             Mutual Fund                 1,264,753
  *  T Rowe Price Dividend Growth Fund           Mutual Fund                 5,770,013
  *  T Rowe Price Growth Stock Fund              Mutual Fund                 4,561,046
  *  T Rowe Price Small-Cap Value Fund           Mutual Fund                   807,431
  *  T Rowe Price New Horizons Fund              Mutual Fund                 3,502,106
  *  Plan participant loans                    Participant Loans
                                           (interest rates ranging
                                              from 5% to 10.5%)                825,332
     American Funds EuroPacific Growth           Mutual Fund                 1,769,185
     Templeton Growth Fund                       Mutual Fund                       152
  *  Retirement 2020 Fund                        Mutual Fund                       219
  *  Retirement 2030 Fund                        Mutual Fund                     1,081
  *  Retirement 2040 Fund                        Mutual Fund                       335
  *  Retirement Income Fund                      Mutual Fund                        60
  *  CCC Company Stock                          Company Stock                1,525,862
  *  T Rowe Price Mid Cap Growth Fund            Mutual Fund                       157
                                                                           ===========
                                                                           $29,217,488
                                                                           ===========
  *  Denotes party-in-interest